4-24-02



02027451



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report of 24 April 2002

Energis plc
(Name of Registrant)

Carmelite
50 Victoria Embankment
London EC4Y 0DE
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENERGIS PLC
(Registrant)



Date: 24 April 2002

By:

Bill Trent
Director

EXHIBIT INDEX

1. Announcements in respect of notifiable interests
2. Board change
3. Strategic Review Update 14 March 2002
4. Strategic Review Update 4 April 2002

EXHIBIT 1

Energis PLC : Holding(s) in Company

RNS Number:7021T
Energis PLC
27 March 2002

Energis plc ('Energis')

Energis has today been advised that HSBC Investment Bank plc holds an interest in 52,294,944 ordinary shares in the company representing 3.01% of its issued ordinary share capital.

HSBC Investment Bank Holdings plc as HSBC Investment Bank plc's parent and HSBC Holdings plc as the ultimate parent company are also interested in the abovementioned shares.

END

Energis PLC : Holding(s) in Company

RNS Number:0370U
Energis PLC
4 April 2002

Energis plc ('the Company')

Energis plc was advised on 3 April 2002 that HSBC Investment Bank plc no longer has a notifiable interest in the issued ordinary share capital of the Company. HSBC Investment Bank Holdings plc as HSBC Investment Bank plc's parent and HSBC Holdings plc as the ultimate parent company, also no longer hold a notifiable interest in the issued ordinary share capital of the Company.

END

Energis PLC : Holding(s) in Company

RNS Number:9636R
Energis PLC
25 February 2002

Energis plc ('the Company')

Energis has today been advised that Morley Fund Management Limited (a subsidiary of CGNU plc) no longer has a notifiable interest in the ordinary issued share capital of the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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... More to follow ...

EXHIBIT 2

Mar REG-Energis PLC <EGS.L> Statement re Board Change

mber:6759S
gis PLC
arch 2002

For immediate release: 8 March 2002

Board change

With deep regret, the Broad of Energis today announces that it has accepted the resignation of Chris Hibbert for reasons of health.

Chris joined Energis in May 1996 as Finance Director, a position he handed over at the end of January 2001, also for reasons of health, following which he has continued working as a director on a part-time basis. Prior to joining Energis, Chris was Finance Director of BT's Networks and Systems Division.

Enquiries
Energis + 44 (0) 20 7206 5555
Christine Holgate

Citigate Dewe Rogerson + 44 (0) 20 7638 9571
Anthony Carlisle + 44 (0) 7973 611888

END
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Friday, 8 March 2002 14:57:53
ENDS [nRNSH6759S]

EXHIBIT 3

For immediate release: 14 March 2002

Strategic Review Update

Following its statement of 21 February, Energis announces that it is in discussions with a number of parties who have expressed interest in the Group's businesses. These will be assessed according to their ability to deliver maximum value for company stakeholders in the context of the overall financial restructuring of Energis.

Energis continues discussions with its lending banks. We are pleased to be able to confirm that these banks have enabled Energis' UK business to draw down funds for short-term liquidity from the existing loan facility.

A group of bondholders have formed a committee and have retained professional advisers to assist them in relation to Energis plc, the ultimate holding company of the Group. These advisers have informed Energis that they represent holders of approximately 50% of the company's outstanding bonds. Energis has already commenced constructive discussions with these advisers and has also informed the trustee for the bonds, The Bank of New York.

Energis intends to seek to develop with its banks, bondholders and other stakeholders a proposal for the consensual restructuring of the Group's balance sheet. In view of the proposed restructuring, Energis has decided not to pay tomorrow the cash interest due, totalling £13.7 million on its £300 million 9.125% senior notes due 2010. The company's key lending banks have indicated their support for this approach. Under the terms of the bonds, Energis has a 30 day grace period to cure the non-payment.

David Wickham, Energis CEO, said: "We are now in constructive discussions with key constituencies to effect a restructuring of Energis' balance sheet. We believe that this is the best way forward for stakeholders to secure the long-term position of the business. Operationally we remain focused on working with our customers, partners, suppliers and employees."

Notes to Editors

Energis plc has 3 series of senior notes outstanding.

Series 1 - £125 million 9.50% senior notes due 15 June, 2009.
Series 2 - $200 million 9.75% senior notes due 15 June, 2009.
Interest on both payable semi-annually in arrears, 15 June and 15 December.

Series 3 - £300 million 9.125% senior notes due 15 March, 2010.
Interest payable semi-annually in arrears, 15 March and 15 September.

Enquiries

Energis + 44 (0) 20 7206 5555
Christine Holgate
Gavin Partington
Jill Sherratt

Citigate Dewe Rogerson + 44 (0) 20 7638 9571
Anthony Carlisle + 44 (0) 7973 611888

EXHIBIT 4

For immediate release: 4 April 2002

Strategic Review Update

In its statement of 21 February, Energis announced its intention to focus its business around its core UK operations and dispose of its Continental European businesses.

The Board of Energis has considered the options to deliver maximum value for Energis plc stakeholders in the light of expressions of interest received.

The Group is in discussions with potential purchasers of its national businesses in Germany (Energis Ision) and The Netherlands (Energis NV). The Board has decided to continue to support these businesses while discussions progress on their sale.

The Group's wholesale carrier business in Continental Europe, however, requires significant funding which is considered to outweigh any probable sale benefits. Accordingly, in the interest of preserving cash resources, the Board has decided that it cannot provide further funding for Energis Switzerland AG (ECS), which is therefore expected to file for the opening of insolvency proceedings. Energis has informed its lending banks and the ad hoc committee of bondholders of this action.

Energis remains committed to its strong UK business. The lending banks have shown their support for this business and continue to provide funding ahead of their review of Energis' full financial restructuring proposals to secure the long term financial position of the company. Energis continues discussions with the ad hoc committee of bondholders, which is supporting the financial restructuring process.

Enquiries

Energis + 44 (0) 20 7206 5555
Christine Holgate
Mark Beeden
Tracey Lambert

Citigate Dewe Rogerson + 44 (0) 20 7638 9571
Anthony Carlisle + 44 (0) 7973 611888